CIIG Capital Partners II, Inc.
40 W 57th Street
29th Floor
New York, New York 10019

September 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C.  20549

Attention: Ronald Alper

Re:	CIIG Capital Partners II, Inc.
Registration Statement on Form S-1
Filed August 26, 2021
File No. 333-254078

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CIIG Capital Partners II, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, September 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ F. Peter Cuneo
F. Peter Cuneo
Executive Chairman

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP